SOFTWARE DEVELOPER'S COMPANY, INC.

                      FINANCIAL STATEMENTS
                      AS OF MARCH 31, 1996
                 TOGETHER WITH AUDITORS' REPORT


                REPORT  OF  INDEPENDENT  AUDITORS


To the Board of Directors and Stockholders of The Software Developer's Company, Inc.

  We have audited the accompanying consolidated balance sheets of The Software Developer's Company, Inc. as of March 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Software Developer's Company, Inc. as of March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.



                                        COOPERS & LYBRAND, L.L.P.


Boston, Massachusetts
May 15, 1996

             THE SOFTWARE DEVELOPER'S COMPANY, INC.
                   Consolidated Balance Sheets

                                                                 March 31,       March 31,
                                                                   1996            1995
ASSETS (Note C)

CURRENT ASSETS
 Cash and cash equivalents                                      $ 1,410,445     $  672,386
 Accounts receivable--trade, net of allowance for
  doubtful accounts of $274,272 and $347,432 in
  1996 and 1995, respectively                                     5,676,239      4,693,728
 Accounts receivable--product, net of valuation
  reserve of $73,714 and $60,745 in 1996 and 1995,
  respectively                                                       83,237         99,977
 Inventory                                                        1,292,961      1,695,993
 Other current assets                                               303,429        409,138

      TOTAL CURRENT ASSETS                                        8,766,311      7,571,222

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET (Note B)                  745,268        540,971

INTANGIBLE ASSETS, NET, INCLUDING GOODWILL (Note H)                 834,266        968,280

 THER ASSETS                                                        109,900         89,696


  TOTAL ASSETS                                                  $10,455,745     $9,170,169


The accompanying notes are an integral part of the consolidated financial statements.

             THE SOFTWARE DEVELOPER'S COMPANY, INC.
              Consolidated Balance Sheets  (cont.)

                                                                  March 31,      March 31,
                                                                    1996           1995
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable--trade                                        $ 4,631,213     $4,367,025
 Line of credit (Note C)                                            723,470      1,423,470
 Other accrued expenses                                           2,029,303        658,425
 Accrued payroll                                                    498,769        297,468
 Customer advances                                                   69,480        124,689
 Notes payable - related party (Note C)                             300,000         22,092
 Current portion of capitalized
   lease obligations (Note D)                                       112,730         27,011

      TOTAL CURRENT LIABILITIES                                   8,364,965      6,920,180

LONG-TERM DEBT-RELATED PARTY (Note C)                                  ---         300,000

LONG-TERM CAPITAL LEASE OBLIGATION (Note D)                         187,417           ---

COMMITMENTS AND CONTINGENCIES (Note D)                                 ---            ---

STOCKHOLDERS' EQUITY (Notes F and G)
 Preferred stock, $.01 par value, authorized 25,000,000 shares:
  Series C voting, non-cumulative, (628,330 and 905,968
   shares in fiscal 1996 and 1995, respectively) issued and
   outstanding (liquidation preference of $2.00 per share)            6,283          9,060
 Common Stock, voting, $.01 par value, authorized 25,000,000 shares; issued 8,197,887, outstanding 8,172,786 shares
  (7,787,437 and 7,762,336 in 1995)                                  81,979         77,875
 Additional paid-in capital                                      10,024,710      9,944,908
 Cumulative translation adjustment                                   21,569         22,242
 Cumulative deficit                                              (8,147,521)    (8,020,439)
                                                                  1,987,020      2,033,646
 Less treasury stock at cost, 25,101 shares                         (83,657)       (83,657)

     TOTAL STOCKHOLDERS' EQUITY                                   1,903,363      1,949,989

      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                  $10,455,745     $9,170,169

The accompanying notes are an integral part of the consolidated financial statements.

             THE SOFTWARE DEVELOPER'S COMPANY, INC.
              Consolidated Statements of Operations


                                              Years Ended March 31,

                                        1996          1995            1994
Net revenues:
 Product sale                       $51,301,158    $36,116,191    $26,585,817
 Marketing services                   4,805,488      4,733,290      4,307,855
                                     56,106,646     40,849,481     30,893,672
Costs and expenses:
 Cost of products sold               42,088,936     29,153,709     20,798,098
 Cost of marketing services           2,955,924      3,022,666      3,209,115
 Selling, general and administrative 10,757,890      8,230,850      6,991,821
                                     55,802,750     40,407,225     30,999,034

Net income (loss) from operations
 before interest and taxes              303,896        442,256       (105,362)

Interest expense, net - third party     126,887        181,251        104,076
Interest expense, net - related party    36,000         36,000         45,000
Provision for taxes                      25,200           ---            ---
Other (income) expense                  (13,109)        29,324         15,753

   NET INCOME (LOSS)               $    128,918   $    195,681    $  (270,191)

   EARNINGS (LOSS) PER SHARE              $0.01          $0.02         $(0.07)

Weighted average shares outstanding   8,835,000      8,594,000      4,833,000

The accompanying notes are an integral part of the consolidated financial statements.

                     THE SOFTWARE DEVELOPER'S COMPANY, INC.
                 Consolidated Statements of Stockholders' Equity


                                    Series C  Additional
                          Preferred  Common    Paid-in  Cumulative Translation Treasury Stockholders'
                            Stock    Stock     Capital    Deficit   Adjustment   Stock    Equity

BALANCE AT MARCH 31, 1994  $9,060   $77,834  $9,941,748 $(8,216,120) $(28,075) $(83,657) $1,700,790

  Net income                 ---       ---         ---      195,681      ---       ---      195,681
  Issuance of Common Stock
    (4,045 shares)           ---         41       3,160        ---       ---       ---        3,201
  Translation adjustment     ---       ---         ---         ---     50,317      ---       50,317

BALANCE AT MARCH 31, 1995  $9,060   $77,875  $9,944,908 $(8,020,439) $ 22,242  $(83,657) $1,949,989

  Net Income                 ---       ---         ---      128,918      ---       ---      128,918
  Conversion of
   Preferred Stock
   (277,638 shares)
    - Series C             (2,777)    2,777        ---         ---       ---       ---         ---
  Issuance of Common Stock
    (410,450 shares)         ---      1,327      79,802        ---       ---       ---       81,1290
  Translation adjustment     ---       ---         ---         ---       (673)     ---          (673)
  Distributions              ---       ---         ---     (256,000)     ---       ---      (256,000)

BALANCE AT MARCH 31, 1996  $6,283   $81,979 $10,024,710 $(8,147,521)  $21,569  $(83,657)  $1,903,363



The accompanying notes are an integral part of the consolidated financial statements.

                     THE SOFTWARE DEVELOPER'S COMPANY, INC.
                      Consolidated Statements of Cash Flows

                                                         Years Ended March 31,
                                                     1996         1995         1994
OPERATING  ACTIVITIES

 Net income (loss) from continuing operations    $  128,918   $  195,681    $(270,191)
 Adjustments to reconcile net income (loss) to
  net cash used for operating activities:
   Sale of marketing services for product          (867,603)  (1,235,590)  (1,435,469)
   Depreciation and amortization                    456,293      473,732      444,823
   Provision for losses on inventory                267,030       57,480       61,622
   Provision for doubtful accounts receivable       722,415      340,751      380,160
 Change in operating assets and liabilities:
   Accounts receivable                             (905,580)  (1,940,632)     479,977
   Inventory                                        403,032      944,502     (121,574)
   Other current assets                             106,709      (17,067)      82,032
   Other assets                                    (138,387)     (14,250)     (22,242)
   Accounts payable                                 278,077    1,928,242     (729,585)
   Accrued payroll                                  201,301      158,823      (37,280)
   Other accrued expenses                         1,370,878      110,991     (586,419)
   Customer Advances                                (55,209)    (138,171)      34,998

      Total adjustments                           1,838,956      668,811   (1,448,957)

      Net cash provided by (used for)
       continuing operating activities            1,967,874      864,492   (1,719,148)

      Net cash (used for) provided by
       discontinued operating activities               ---       (68,216)     627,581

      Net cash provided by (used for)
       operating activities                      $1,967,874  $   796,276   $(1,091,567)


The accompanying notes are an integral part of the consolidated financial statements.

                     THE SOFTWARE DEVELOPER'S COMPANY, INC.
                  Consolidated Statements of Cash Flows (cont.)

                                                         Years Ended March 31,
                                                     1996         1995         1994
INVESTING  ACTIVITIES

 Capital expenditures for equipment and
  leasehold improvements                         $ (239,824)  $ (252,835)  $ (227,443)
 Business acquired in purchase transaction, net
  of cash acquired                                     ---          ---         8,228
     Net cash used for investing activities      $ (239,824)  $ (252,835)  $ (219,215)

FINANCING  ACTIVITIES

 Net payments on line of credit                    (700,000)  (1,401,000)    (150,500)
 Principal debt payments                            (22,092)    (200,000)    (121,171)
 Principal payments under capital leases            (44,711)     (42,695)     (39,324)
 Proceeds from line of credit                          ---     1,423,470         ---
 Net proceeds from debt                                ---        19,592      200,000
 Dividends paid                                        ---          ---       (49,678)
 Distributions to ISC shareholder                  (231,000)        ---          ---
 Net proceeds from issuance of stock                  8,485        5,701      781,193
     Net cash (used for) provided by
      financing activities                      $  (989,318)  $ (194,932)  $  620,520

 Effect of exchange rate changes on cash               (673)      50,317      (24,946)

     NET INCREASE (DECREASE) IN CASH AND
      CASH EQUIVALENTS                              738,059      398,826     (715,208)

Cash and cash equivalents at beginning of year      672,386      273,560      988,768

     CASH AND CASH EQUIVALENTS AT
      END OF YEAR                                $1,410,445   $  672,386   $  273,560

Supplemental Disclosures of Cash Flow Information

  Interest paid                                  $  162,887   $  217,251   $  208,974

Supplemental Disclosure of Non-Cash Activities

  Non-cash distributions to ISC shareholder      $   25,000         ---          ---
  Property purchased under capitalized leases    $  317,847         ---          ---

  Collection of products in satisfaction of
  accounts receivable-product                    $  693,273   $1,203,640   $1,341,735

The accompanying notes are an integral part of the consolidated financial statements.

                     THE SOFTWARE DEVELOPER'S COMPANY, INC.
                   Notes to Consolidated Financial Statements



NOTE  A  --  NATURE OF THE  BUSINESS  AND  SIGNIFICANT  ACCOUNTING  POLICIES

Principles of Consolidation: The Company currently operates in one industry segment. It distributes and markets specialty software and hardware and provides marketing services to third-party software publishers. The financial statements include the accounts and operations of the Company and its wholly-owned subsidiaries, Software Developer's Company, GmbH and Internet Security Corporation ("ISC"). The fiscal 1995 and 1994 financial statements presented herein have been restated to reflect the financial results of the ISC acquisition which has been accounted for as a pooling (also see Note I).

   The financial statements of the Company also include the accounts and operations of Personal Computing Tools (PCT), of which the Company acquired 94% of the outstanding capital stock on June 29, 1993. The 6% equity interest in PCT not acquired by the Company would be shown as minority interest in the fiscal 1996 and fiscal 1995 consolidated balance sheets and the fiscal 1996, 1995 and 1994 statements of operations, respectively. As of March 31, 1996, the Company did not report minority interest because PCT incurred net losses that preclude reporting minority interest (see Note H). All intercompany amounts and transactions of all subsidiaries have been eliminated in consolidation.

Cash and Cash Equivalents: Cash and cash equivalents include time deposits with a maturity of three months or less at the date of purchase.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. Credit risk on trade receivables is minimal as a result of the large and diverse nature of the Company's customer base.

Revenue Recognition: The Company's revenues from continuing operations are primarily generated from the sale of "off-the-shelf" computer software and specialty hardware to end-users and other resellers in both foreign and domestic markets and the sale of advertising space within its own marketing programs such as "The Programmer's SuperShop" catalog. The Company also resells advertising space in third-party publications.

   Revenues from software and hardware sales are recognized at the time of shipment. These revenues are reflected as net product sales in the accompanying Consolidated Statements of Operations and their related costs are reflected as cost of products sold.

   Net revenues from marketing services such as advertising in its publications, direct mail and trade show promotions are reflected as net marketing services income in the Consolidated Statements of Operations when the services are substantially completed and their related costs are reflected as cost of marketing services income.

   Value received for marketing services may be in the form of cash or an equivalent value of products for inventory. The inventory received as consideration is sold through The Programmer's SuperShop. The amount owed the Company in the form of inventory is reflected as accounts receivable - product in the Consolidated Balance Sheets.

   The Company also resells advertising space in other vendors' publications and those proceeds are recognized upon distribution of the publication and the proceeds are offset against advertising costs and are reflected in Selling, General and Administrative expenses in the Consolidated Statements of Operations.

   The Company's ISC subsidiary generates revenue from licensing the rights to use software products developed by Checkpoint Software to end users and resellers. ISC also generates revenues from consulting and training services performed for license customers and from support and software update rights (i.e., maintenance).

   Revenues from perpetual software license agreements are recognized as revenue upon delivery of the software as long as there are no significant post-delivery obligations.

   Revenues for maintenance are recognized ratably over the term of the support period. If maintenance is included in a license agreement, such amounts are unbundled from the license fee at their fair market value based on the value established by independent sale of such maintenance to customers. Consulting revenues are primarily related to implementation services performed under separate service arrangements related to the installation of ISC's software products. Such services do not include customization or modification of the underlying software code. If included in a license agreement, such services are unbundled at their fair market value based on the value established by the independent sale of such services to customers. Revenues from consulting and training services are recognized as the services are performed.

Accounts Receivable-Product: The Company provides marketing services to third-party software publishers which is paid in cash or product that the Company resells in the normal course of business. Until these products are received into inventory, they are carried as accounts receivable - product. These receivables are valued at the equivalent value of marketing services income.
The Company evaluates the marketability of these products by comparing recent sales history and forecasted sales levels to the balances in accounts receivable
- - - product, resulting in periodic adjustments to the carrying value of accounts receivable - product or the resultant inventory balance.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market and consists of products held for sale.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using an accelerated method over an estimated useful life of five years. Amortization of leasehold improvements is provided using the straight-line method over the lives of the respective leases or the useful lives of the improvements, whichever is shorter.

   Maintenance and repairs are charged to operations as incurred. Renewals and betterments which materially extend the life of assets are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts. Any resulting gain or loss is reflected in earnings.

Intangible Assets: Intangible assets consist of goodwill, customer lists and non-compete agreements arising from a business acquisition (see Note H). The values assigned to intangible assets, based in part on independent appraisals, are being amortized on a straight-line basis.

   Goodwill representing the purchase price over the estimated fair value of the net assets of the acquired business is being amortized over a fifteen-year period. Other intangible assets are being amortized over a five-year period.

Customer Advances: Prepayments made by customers are included as customer advances and recorded as sales when shipments are made.

Income Taxes: The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109) in fiscal 1994.

   The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability method. Previously, the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Marketing Expenses: Marketing expenses are charged to Selling, General & Administrative expenses as incurred.

Support Services: In conjunction with the sale of "off the shelf" products, the Company provides, free of charge, pre-sale telephone technical support and vendor supplied product literature. The Company provides only minimum levels of post-sales support to its customers, as the manufacturers of the software generally provide post-sales support to end-users. The costs, which are not material, relating to these services are expensed as incurred and included in Selling, General & Administrative expenses.

Earnings (Loss) Per Share: Income per share of common stock is based upon the weighted average number of common shares outstanding excluding the effects of options and warrants, which are deemed to be anti-dilutive. The amount of the assumed dividend was $0 for fiscal 1996 and 1995, and $50,000 for fiscal 1994. Included in the calculation of weighted average shares is the 465,838 shares issued for the merger with Internet Security Corporation (see Note J). The amount of the assumed dividend was $0 for fiscal 1996 and 1995 and $50,000 for fiscal 1994.

Export Sales: The Company generates revenues through the sale of products both domestically and overseas. Export sales generated revenues of approximately $1,694,000, $2,097,000 and $2,842,000 during fiscal 1996, 1995 and 1994, respectively.

Foreign Currency Translation: The functional currency of the Company's only foreign subsidiary is the local currency. Balance sheet accounts of the Company's foreign subsidiary are translated into U.S. dollars at current exchange rates. Income statement items are translated at the average rates during the year. Net translation gains or losses are recorded directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the determination of fiscal 1996, 1995 and 1994 income, respectively.

Post-Retirement Benefits Other Than Pensions: The Company does not offer post-employment benefits to its retirees and as a result, is unaffected by Statement of Financial Accounting Standards No. 106 or 112 issued in December 1990 and November 1992, respectively.

401K Plan: Since fiscal year 1991, the Company has maintained a 401K Plan for its employees. The Plan is intended as a retirement and tax deferred savings vehicle. All employees of the Company whose customary employment is for more than 20 hours per week are eligible to participate in the 401K Plan. Employees make their contributions through biweekly payroll deductions which are invested in any combination of several investment funds. The Company has no matching contribution obligation and made no contribution to this Plan in either fiscal 1996, 1995 or 1994.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments, exclusive of leases, for which it is practicable to estimate fair value.

   For financial instruments including cash, accounts receivable and payable, and accrued expenses, working capital line of credit and term loan with a related party due within one year, it is assumed that the carrying amount approximates fair value due to their short maturities.

Risks and Uncertainties: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.


NOTE  B  --  EQUIPMENT  AND  LEASEHOLD  IMPROVEMENTS

  Equipment and leasehold improvements are stated at cost and consist of the following:

                                     1996       1995

   Computer equipment            $1,757,049  $1,251,372
   Leasehold improvements           581,336     559,892
   Furniture and fixtures           330,070     299,520
   Vehicle                             ---       25,000
                                  2,668,455   2,135,784
   Less accumulated depreciation
    and amortization             (1,923,187) (1,594,813)

                                 $  745,268  $  540,971

   The depreciation expense recognized for the fiscal years ended March 31, 1996, 1995 and 1994 was $328,374, $340,389 and $345,076, respectively.


NOTE  C  --  BORROWINGS

   During March 1995, the Company entered into a working capital line of credit (the "Line") with Silicon Valley Bank. Under the agreement, the Company may borrow up to a maximum of $2,000,000 based upon the availability of eligible accounts receivable. The Line bears interest at Prime plus 2.5%. Prime was 8.25% at March 31, 1996. The Line is collateralized by all assets of the Company and it expires in July, 1996. The Line requires the Company, among other things, to maintain certain minimum levels of earnings, net worth and certain financial ratios.

   On October 19, 1993, the Company exchanged and extended a term loan with Stephen L. Watson, the Company's Chairman of the Board of Directors. The note is collateralized by all assets of the Company. The note was due and payable in December 1993 with interest payable monthly at 16% per annum. The principal of $300,000 was extended to December 1996, with interest accruing at 12% per annum, interest payable monthly in arrears. In any month which the Company does not make a profit, the interest will be deferred and paid to the extent of profits in the following months without compounding unpaid interest. The note is subordinated to any commercial bank or other financial institution debt up to $4,000,000.


NOTE  D  --  COMMITMENTS  AND  CONTINGENCIES

   The Company leases office space and equipment under leases classified as operating leases. Rent expense amounted to $585,469 in fiscal 1996, $653,872 in fiscal 1995, and $787,143 in fiscal 1994. During fiscal 1996, the Company entered into a capital lease for computer software and hardware totaling $317,847. Total payments on the capitalized lease were $19,243 in fiscal 1996. Total accumulated amortization on the capitalized lease was $28,066 in fiscal 1996. Future minimum lease payments under all noncancelable capital and operating leases as of March 31, 1996 are as follows:

                                   Capital  Operating
     Year ending March 31,          Leases   Leases

        1997                       $115,457  $288,291
        1998                        115,457    40,062
        1999                         96,214     9,960
        2000                          ---       2,080
                                   $327,128  $340,393


 Less amount representing interest $ 26,981

 Present value of net
   minimum lease payments          $300,147

   There are no material outstanding legal proceedings.


NOTE  E  --  INCOME  TAXES

   As discussed in Note A, the Company adopted SFAS 109 in fiscal 1994. SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the new accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

   The cumulative effect of initial adoption on prior years' retained earnings was not significant. Additionally, the effect of the adoption of SFAS 109 upon income before taxes for fiscal 1994 was not significant.

   The components of the provision for income taxes are as follows:

                                       1996      1995     1994
Current tax expense:
 Federal                             $ 6,200      ---      ---
 State                                19,000      ---      ---
  Total                              $25,000      ---      ---

Deferred tax expense (benefit):
 Federal                                ---       ---      ---
 State                                  ---       ---      ---
  Total                              $25,200      ---      ---


Significant components of the deferred tax assets are as follows:

                                            1996       1995        1994
Net operating loss carryforward         $2,809,833  $3,004,321  $2,928,907
Accruals and reserves                      258,662     180,012     457,400
Research and development tax credits       154,238      86,600      86,600
Depreciation                                65,524     184,573     165,800
Other, net                                    ---       10,060      58,600
Valuation allowance                     (3,288,257) (3,465,566) (3,697,307)

                                        $     ---   $     ---   $     ---


   The provision for income taxes differs from the federal statutory rate of 34% as follows:

                                       1996     1995      1994

Federal provision (benefit) at 34%              $43,832 $  66,532  $(91,865)
State income taxes                               19,000     ---        ---
Alternative minimum tax-Federal                   6,200     ---        ---
Meals and entertainment                           6,913     3,826      ---
Foreign loss, not benefitted                      8,431    77,233    35,900
Goodwill                                         45,219    45,222      ---
Net operating losses (NOL) - not benefitted        ---       ---     38,739
Utilization of previously unrecognized NOL      (75,787) (192,813)     ---
S-Corporation income not subject to tax         (28,608)     ---       ---
Other                                              ---       ---     17,226

                                                $25,200 $    ---   $   ---


  Due to the uncertainty surrounding the realization of tax benefits in future tax returns, the net deferred tax assets at March 31, 1996, 1995 and 1994 have been offset by a valuation allowance.

   At March 31, 1996, the Company has available for Federal income tax purposes net operating tax loss carryforwards of approximately $6,975,000 that are available to offset future taxable income at various dates through fiscal 2011. Certain provisions in the Internal Revenue Code may limit the net operating loss available for use in any given year in the event of any significant change of ownership.


NOTE  F  --  CAPITAL  STOCK  AND  CAPITAL  STOCK  WARRANTS

Common Stock: On January 13, 1993 the Company completed a private placement of 537,898 shares of Common Stock for net proceeds of approximately $992,173.

   On June 29, 1993 the Company acquired 94% of the outstanding capital stock of Personal Computing Tools, Inc. (PCT) of Campbell, California in exchange for 392,996 shares of the Company's Common Stock. This agreement became effective on June 29, 1993 and was accounted for under the purchase method of accounting. If the actual selling price of the Company's Common Stock failed to average less than two dollars ($2.00) per share (adjusted for stock splits or stock dividends or other similar events) for any consecutive thirty-day period within eighteen months of the June 29, 1993 closing date, additional shares of the Company's Common Stock would have been issued to the PCT selling stockholders (on a pro-rata basis) such that the total aggregate number of shares of the Company's Common Stock to be issued to the PCT selling stockholders (including the initial shares) would be the number of shares calculated by dividing $850,000 by the average actual selling price per share of the Company's Common Stock during the thirty-day period immediately prior to the completion of eighteen months from the June 29, 1993 closing date.

   The actual selling price of the Company's Common Stock did fail to average less than two dollars ($2.00) per share for a consecutive thirty-day period within the eighteen-month period ended December 29, 1994. Per the terms of the Agreement, the amount of additional shares that would have been issued equaled 575,000 shares. On June 26, 1995 the Company and representatives of the former PCT shareholders signed a Stock Issuance and Settlement Agreement whereby only an additional 79,460 shares of Common Stock would be issued.

Series C Preferred Stock: On October 19, 1993, the Company completed a private placement of Series C Preferred Stock and a recapitalization transaction. Private investors purchased 905,968 shares of Series C Preferred Stock at a price of $1.00 per share, resulting in net proceeds of approximately $781,000. The Series C Preferred Stock is convertible into Common Stock on a one-for-one basis and votes with the Common Stock on the same basis. The Series C Preferred Stock contains a number of features including a fixed liquidation preference of $2.00 per share, anti-dilution rights and two (2) Board of Director positions. The Company used the net proceeds from the private placement for working capital and general corporate purposes.

   The recapitalization transaction involved the exchange of all of the Company's Series A Preferred Stock and Series B Senior Preferred Stock for 4,288,890 shares of Common Stock, increasing the total number of shares of Common Stock outstanding to 7,292,453. This recapitalization removed the liquidation preference, including cumulative dividends, payable to the preferred holders of approximately $7,000,000. In the recapitalization, holders of the Company's previously existing preferred stock exchanged their shares for Common Stock, terminating all prior agreements, but retaining certain registration rights.

   Included in the aggregate of 905,968 shares of Series C Preferred Stock issued by the Company were 26,877 shares of Series C Preferred Stock issued in complete satisfaction of a $25,000 note payable plus $1,877 of accrued interest to Trinity Ventures I, L.P. The note was acquired in the Company's prior purchase of the capital stock of Personal Computing Tools, Inc.

   During fiscal 1996, 277,638 shares of Series C Preferred Stock were converted into 277,638 shares of Common Stock.

Warrants: In fiscal 1987, warrants to purchase 31,500 shares of Common Stock exercisable at $2.57 were issued and expire June 30, 1997.

   During fiscal 1991, the Company issued warrants to purchase 300,000 shares of Common Stock at $4.00 per share. These warrants expire June 30, 1997.

  At March 31, 1996, the Company has reserved 331,500 shares of Common Stock for the issuance upon exercise of these warrants.
NOTE  G  --  STOCK  OPTION  PLANS

   The Company has stock option plans as described hereunder. Options are granted at fair market value at the date of grant being the average of the closing bid and asked prices of the Common Stock on the day preceding the date of grant.

1986 Nonstatutory Stock Option Plan:   The 1986 Nonstatutory Stock Option Plan
provides for the issuance of options to purchase shares of Common Stock, up to an aggregate of 52,500 shares which are reserved for issuance. Options can be granted to employees, consultants or others as approved by the Board of Directors. These options have exercise prices of 100% of the fair market value of Common Stock on the date of grant. The options terminate for employees with respect to all shares of stock not previously purchased within 30 days upon the date of termination of the employee's employment or for non-employees at the end of ten years from the date of grant.

1987 Stock Plan:   The 1987 Stock Plan reserves for issuance 750,000 shares of
Common Stock for the benefit of all employees as authorized by the Board of Directors. Incentive stock options may be granted to employees and officers, and non-qualified options may be granted to directors, officers, employees and consultants of the Company under the 1987 Stock Plan. The exercise price is set at 100% of the fair market value of Common Stock on the date of grant. The aggregate fair market value of shares issuable under the 1987 Stock Plan due to the exercising of incentive stock options by an employee or officer may not exceed $100,000 in any calendar year.

1988 Non-Employee Director Stock Option Plan: The 1988 Non-Employee Director Stock Option Plan ("1988 Director Plan") offers options to members of the Board of Directors who are neither employees nor officers of the Company in appreciation of their service. The 1988 Director Plan is administered by the Compensation Committee of the Company.

   This plan authorizes the grant of options for 70,000 shares of Common Stock. Each newly elected non-employee director will automatically receive an option to purchase 8,750 shares. The exercise price per share of options granted under the 1988 Director Plan is 100% of the fair market value of Common Stock on the date of grant. The options shall expire six years from the date of the option grant. They terminate thirty days (or one hundred and eighty days if due to disability or death) following the date on which the optionee ceases to be a member of the Board of Directors. They are exercisable in installments, with 20% becoming exercisable on each anniversary of the date of grant.

1990 Employee Stock Purchase Plan: The 1990 Employee Stock Purchase Plan ("Stock Purchase Plan") is intended as an incentive to, and to encourage stock ownership by, all eligible employees of the Company and participating subsidiaries and to encourage them to remain in the employ of the Company. Substantially all employees of the Company and any participating subsidiary who have completed six months of employment with the Company or any subsidiary and whose customary employment is for more than 20 hours per week and more than five months per calendar year are eligible to participate in the Stock Purchase Plan.

   The Stock Purchase Plan presently authorizes the issuance of 100,000 shares of Common Stock (subject to adjustment for capital changes) pursuant to the exercise of nontransferable options granted to participating employees. During fiscal 1996, 1995 and 1994, 1,216, 4,045, and 2,325, shares, respectively, of the Company's Common Stock were issued under the Stock Purchase Plan.

1991 Non-Employee Director Stock Option Plan: The 1991 Non-Employee Director Stock Option Plan authorizes the grant of options for up to 70,000 shares of Common Stock. This plan is identical to the 1988 Director Plan, except that options shall expire ten years from the date of the option grant. On May 15, 1991, each of the non-employee directors was granted options to purchase 8,750 shares of Common Stock. After May 15, 1991, each new director also received an option to purchase 8,750 shares of Common Stock.

1993 Non-Employee Director Stock Option Plan: The 1993 Non-Employee Director Stock Option Plan authorizes the grant of options of up to 60,000 shares of Common Stock. This plan is identical to the 1988 and 1991 Director Plans, except the options shall expire ten years from the date of the option grant and options are granted after the performance of services. On each of April 1, 1993 (fiscal year 1994), April 1, 1994 (fiscal year 1995), and April 1, 1995 (fiscal year 1996) each of the non-employee directors was granted 3,500 shares of Common Stock.

1994 Stock Plan: The 1994 Stock Plan is authorized to grant up to 1,500,000 options to purchase shares of Common Stock as incentives to officers, directors, employees and consultants of the Company, as approved by the Board of Directors. The options have an exercise price of 100% of the fair market value of Common Stock on the date of the grant and vest over periods as determined by the Board of Directors. At March 31, 1996, 1,077,500 options have been granted under the plan.

1994 Non-Employee Director Plan: The 1994 Non-Employee Director Plan authorizes the grant of up to 105,000 shares to directors who are not employees or officers of the Company as an inducement to obtain and retain the services of qualified persons. Each director who is neither an officer nor employee of the Company was automatically granted an option to purchase 17,500 shares of the Company's Common Stock at an exercise price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Options vest ratably over five years from the date of grant and expire ten years from the date of grant.
During fiscal 1994, each of the six (6) qualified directors received an option to purchase 17,500 shares of the Company's Common Stock.

    Information as to the Company's stock options is as follows:

                                                 1996      1995       1994

Options outstanding at beginning of year      1,389,404    768,330    583,575

Option activity during the year:
  Granted                                       417,500    845,052    435,000
  Exercised                                     (75,450)      ---        ---
  Cancelled                                    (207,600)  (223,978)  (250,245)

Options outstanding at end of year            1,523,854  1,389,404    768,330

Price range of outstanding options           $0.50-8.13 $0.50-8.13 $1.00-8.13

Price range of options exercised             $0.50-1.25       ---        ---

Options exercisable at end of year              852,636    717,495    431,563

Options available for grant at end of year    1,083,646  1,218,096    234,170


NOTE  H  --  ACQUISITION

    On June 29, 1993, the Company acquired 94% of the outstanding capital stock of Personal Computing Tools, Inc. ("PCT"). PCT, a California corporation, is a catalog distributor of PC-based specialty hardware and software products for engineers, scientists and technical professionals. This acquisition has been recorded using the purchase method of accounting.

    In August 1993, the Company integrated the California operations of PCT into the Company's Massachusetts operations and added PCT's catalog to its line of direct marketing activities. The results of operations since the acquisition of PCT have been included in the Company's Consolidated Statements of Operations. The six percent equity interest in PCT not acquired by the Company would be shown as minority interest in the fiscal 1996 Consolidated Statement of Operations and balance sheet. However, as of March 31, 1996, the Company reported no minority interest because PCT incurred net operating losses that preclude reporting minority interest.

    Intangibles recognized in the transaction consisted of customer lists of $248,000 and non-compete agreements of $150,000. The intangibles will be amortized using the straight-line method over a five-year period. Goodwill recognized in the transaction of $803,000 is being amortized using the straight-line method over a fifteen-year period. The Company recognized amortization expense of $134,014, $133,344 and $99,747 for fiscal years ended March 31, 1996, 1995 and 1994, respectively, and had $367,105 and $233,091 in accumulated amortization as of March 31, 1996 and 1995, respectively.

    The Company evaluates the value of intangible assets on an ongoing basis relying on a number of factors including operating results, business plans, budgets and economic projections. In addition, the Company's evaluation considers non-financial data such as market trends, customer relationships, buying patterns and product development cycles.

    The following unaudited pro forma summary presents the Consolidated Results of Operations (in thousands, except per share data) as if this acquisition had occurred at the beginning of fiscal year ended March 31, 1994 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date.

                                           For the year ended
                                             March 31, 1994

Net sales                                        $31,687

Net income (loss)                                $    30

Net loss per common share                        $ (0.00)



NOTE  I  --  POOLING OF INTERESTS

    On November 16, 1995, the Company ("SDC") acquired 100% of the outstanding capital stock of Internet Security Corporation ("ISC") in exchange for 465,838 shares of the Company's Common Stock. ISC, a Massachusetts corporation, markets and distributes certain software products and services under distribution and reseller agreements with third party software companies. A Form 8-K was duly filed with the Securities and Exchange Commission on November 30, 1995, a Form 8-KA was subsequently filed on January 30, 1996.


    Prior to the consummation of the transaction, ISC made an allowable distribution of $256,000 to its sole shareholder. The distribution consisted of cash of $231,000 and a vehicle with a net book value of $25,000. ISC was a subchapter S corporation prior to the consummation of the transaction, and therefore did not pay U.S. Federal income taxes. ISC will be included in the Company's U.S. Federal income tax return effective November 16, 1995, and therefore, a corresponding charge to income tax expense was recorded to reflect the anticipated tax due on net income generated from the date of consummation through March 31, 1996.

    The acquisition was accounted for as a "pooling of interest" transaction and, accordingly, prior financial results of SDC have been restated to reflect the consolidation of ISC herewith. Selected financial information for each company, stated separately is shown below:

                         For the nine months ended    For the years ended
                             December 31, 1995      March 31,     March 31,
                                (Unaudited)           1996          1995
    Net Revenues:
        SDC                     $39,961,517       $52,381,889    $39,697,735
        ISC                       2,395,846         3,724,757      1,151,746 (1)
                                $42,357,363       $56,106,646    $40,849,481

    Net Income (Loss):
        SDC                         (26,022)         (240,475)        74,353
        ISC                         187,982           369,393        121,328 (1)
                                $   161,960       $   128,918    $   195,681

    (1) Reflects ISC's activity from the date of inception (June 15, 1994) through March 31, 1995.

    ISC had prepared financial statements on a calendar year basis. The results reported for ISC have been restated to conform with the Company's fiscal year.


NOTE  J  -- SUBSEQUENT EVENT - ASSET SALE


    On May 16, 1996 the Company entered into an agreement for the Sale of Certain Assets (the "Agreement") with Programmer's Paradise, Inc. (the "Buyer"). The Agreement requires the Buyer to pay the Company $11,000,000 in return for substantially all of the operating assets relating to The Programmer's SuperShop catalog, its Worldwide Web site, its corporate sales group, its German subsidiary and its SDC Communications business unit (the "business segment"). This transaction is subject to shareholder consent.

    The Agreement contains provisions for a "Break-up Fee," tangible net asset requirements, and revenue maintenance requirements that could result in a potential adjustment to the purchase price, based upon the occurrence of certain events, as defined in the Agreement. The net revenues and net loss from the business segment that is proposed to be sold were approximately $52,000,000 and $240,000 respectively for fiscal 1996.